Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278

May 8, 2023

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	$800,000,000 5.125% Senior Notes, Series BB, Due 2033
Principal Amount:	$800,000,000
Maturity Date:	May 15, 2033
Coupon:	5.125%
Benchmark Treasury:	3.500% due February 15, 2033
Benchmark Treasury Price / Yield:	99-26+ / 3.520%
Spread to Benchmark Treasury:	162.5 basis points
Yield to Maturity:	5.145%
Price to Public:	99.844% of the principal amount
Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2023
Redemption Provisions:	Make-whole call at any time prior to February 15, 2033 (three months prior to the Maturity Date) at a discount rate of Treasury plus 25 basis points and on or after such date at par
Trade Date:	May 8, 2023
Settlement Date*:	May 11, 2023 (T+3)
CUSIP / ISIN:	30040W AU2 / US30040WAU27
Expected Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Global Coordinators	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC
Joint Book-Running Managers:	BofA Securities, Inc.
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on May 11, 2023) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC collect at (212) 834-4533; MUFG Securities Americas Inc. toll-free at (877) 649-6848; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.